Exhibit 21.1

List of Subsidiaries of Brookfield Private Equity Fund LP
(As of December 31, 2025)

Entity Name	Jurisdiction
BPEF (US) Bermuda Finco Limited	Bermuda
BPEF Scientific Games Blocker US LLC	Delaware
BPEF US Aggregator (ON) LP	Ontario
BPEF US Intermediate Holdings Cayman LP	Cayman
BPEF US Lower Aggregator 2 LP	Cayman
BPEF US Lower Aggregator 3 LP	Cayman
BPEF US Liquidity Aggregator LP	Delaware
BPEF US SG Holdings LP	Delaware